CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William Macdonald	Suite 1210, 777 Hornby Street
Direct Tel.	604.648-1670	Vancouver, B.C.
EMail Address	wmacdonald@wlmlaw.ca	V6Z 1S4 CANADA
Our File No.	32262-1

August 4, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7010

Attention:	Sean Donahue, Division of Corporate Finance

Dear Sirs:

Re:	Gemini Explorations, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2009
Current Report on Form 8-K
Filed June 22, 2009
File No. 0-52399

     We are the solicitors for the Company. We refer to your letter of July 28, 2009 addressed to the Company with your comments on the Preliminary Proxy Statement on Schedule 14A, filed on July 8, 2009 and the Current Report on Form 8-K, filed on June 22, 2009.

     For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Current Report on Form 8-K filed June 22, 2009

1.

We note that on June 18, 2009 you effected a share consolidation. It appears that you did not seek shareholder approval in connection with such transaction. Please advise us regarding your basis for not seeking shareholder approval.

The Company was incorporated under the laws of the State of Nevada. As a result, the Company is governed by Chapter 78 of the Nevada Revised Statutes (“NRS”).

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
July 6, 2009
Page | 2

Pursuant to Section 78.207 of the NRS, the board of directors of the Company are able to decrease the authorized and issued and outstanding shares of the Company solely by directors’ resolution without seeking approval from the Company’s shareholders.

Closing Comments

     We look forward to the receipt of any further comments which you may have in regard to the Preliminary Proxy Statement on Schedule 14A or the Current Report on Form 8-K. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/mll